Exhibit 99.1

TNL Mediagene Completes Sale of Japanese Business in Management Buyout

Company continues to own and operate its business in Taiwan; believes it has regained compliance with the Nasdaq stockholders’ equity requirement

TAIPEI, TAIWAN, October 30, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that it has completed the previously announced sale of its Japanese business to MI Company Inc., a Japanese joint-stock company formed as the acquisition vehicle for an investor group led by Motoko Imada, the Company’s former Chief Executive Officer and a former member of its board of directors, in a management buyout transaction.

Under the Share Purchase Agreement, the Company sold all of the issued and outstanding shares of TNL Mediagene Inc., a company (Kabushiki Kaisha) duly incorporated under the laws of Japan and the holding company for Mediagene Inc. and Infobahn Inc., for aggregate consideration of $5.5 million, subject to an adjustment based on changes in net intercompany debt liabilities from a reference amount of approximately $0.6 million as of July 31, 2026 through the closing date, and to set-off, in each case as provided in the Share Purchase Agreement, with the aggregate amount of any such adjustment and set-off capped at $500,000.

At the closing, the buyer paid or satisfied the entire $5.5 million of the purchase price, consisting of approximately $3.85 million in cash, approximately $0.15 million through a set-off of net intercompany debt liabilities and the remaining $1.5 million through the assumption, discharge, cancellation or other extinguishment of indebtedness under certain Company promissory notes.

In connection with the closing, Motoko Imada and Hiroto Kobayashi resigned from the Company’s board of directors, and Ms. Imada, Hiroyuki Terao and Aya Miyake resigned from their positions as Chief Executive Officer, Chief Financial Officer and Chief Governance Officer, respectively.

As a result of the transaction described above, as of the date of this press release, the Company believes its stockholders’ equity exceeds the minimum $2.5 million requirement set forth in Nasdaq Listing Rule 5550(b)(1) and has thereby demonstrated compliance with the Nasdaq Equity Requirement.

Independent Special Committee Process

As previously announced, the transaction was reviewed, evaluated and negotiated by a special committee of the Company’s board of directors comprised solely of disinterested and independent directors, which retained Greenberg Traurig, LLP as its independent legal advisor and Imperial Capital, LLC as its independent financial advisor. Ms. Imada did not participate in the special committee’s deliberations or recommendation regarding the transaction. The board approved the transaction acting on the special committee’s unanimous recommendation. The special committee confirmed that its recommendation, the fairness opinion of Imperial Capital and the Company’s corporate approvals of the transaction remained in full force and effect as of the completion of the transaction.

The Company Following the Transaction

The Company continues to own and operate its business in Taiwan. As previously announced, on October 19, 2026, the Company entered into a Securities Purchase Agreement with Vector Advisory Partners LLC. The special committee continues to oversee the Company’s evaluation of strategic alternatives. There can be no assurance that any such alternative will be pursued or completed, or as to the terms or timing of any such transaction.

Additional Information

Additional information regarding the transaction, including a copy of the Share Purchase Agreement, is available in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2026 and available at www.sec.gov and in the investor relations section of the Company’s website.

About TNL Mediagene

Headquartered in Taipei, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. The Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Chinese and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences and high-quality content, TNL Mediagene has approximately 230 employees with offices in Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural forms of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the SEC, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Important factors include the Company’s ability to maintain compliance with Nasdaq continued listing requirements; the Company’s ability to operate its business in Taiwan following the transaction; the transition of the Company’s management and board of directors following the resignations described above; costs and expenses related to the transaction; uncertainties relating to TNL Mediagene’s evaluation of strategic alternatives; and other risks described in TNL Mediagene’s filings with the SEC. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.